

May 23, 2019

<u>VIA E-MAIL</u>

Martha Frabizio
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive, Suite 1601
Chicago, IL 60606

Re: Nuveen Municipal Credit Opportunities Fund
        (File Nos. 333-231036; 811-23440)

Dear Ms. Frabizio:

On April 26, 2019, you filed an initial registration statement on Form N-2 on behalf of the Nuveen Municipal Credit Opportunities Fund (the "Fund"). Based on our review, we have the following comments.[1]

<u>General</u>

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3. Is a party other than the Fund's sponsor or one of its affiliates providing the Fund's initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

4. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.

in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Registration Statement Cover Page

5.   Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Cover Page

6.   The term "Municipal" is in the name of the Fund and, accordingly, the Fund has adopted a policy to invest at least 80% of its Assets in municipal securities, the interest on which is exempt from regular U.S. federal income tax. *See* Rule 35d-1(a)(4) under the Investment Company Act of 1940, as amended ("1940 Act").   Please clarify throughout the filing that this investment policy is fundamental under Section 8(b)(3) of the 1940 Act, and cannot be changed without shareholder approval per Section 13 of the 1940 Act. *Id*. Please also make this clear when discussing the Fund's fundamental investment policies on page 31 of the prospectus and page 4 of the Statement of Additional Information ("SAI"), and remove the statement that this policy may be changed upon 60 days prior written notice to shareholders. Finally, please add this fundamental policy to the discussion on fundamental policies described on pages 8-9 of the SAI.

7.   The cover page notes that the Fund will focus on, and may invest without limit in, "low- to medium-quality" municipal securities, *i.e.,* those rated Baa/BBB or lower at the time of investment. Please revise this statement to make clear that low- to medium-quality municipal securities include below investment grade securities. Please make corresponding changes throughout the prospectus.

8.   When discussing the Fifteen-Year Term, please briefly describe what will happen on or before the Stated Termination Date if a tender offer is not conducted (*i.e.*, the Fund will cease investment operations, retire or redeem its leverage facilities, liquidate its investment portfolio, and distribute all of its liquidated net assets to Common Shareholders of record). Please also state that the Fund's investment policies are not designed to return to Common Shareholders their original net asset value ("NAV") or purchase price.

Further, rather than stating that the Stated Termination Date is the first business day of the month that follows the fifteenth anniversary of the effective date of the Fund's initial registration statement (absent any extension), please specify the actual termination date to avoid any investor confusion. Please make corresponding changes on page 5 of the prospectus.

9.   In the leverage discussion, please disclose that the management fee is based on a percentage of Managed Assets, which include the assets acquired from the Funds' use of

leverage, and therefore the adviser and sub-adviser may have a conflict of interest in determining whether to use or increase leverage.

10. Please expand the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 under the 1940 Act (*e.g.*, explain that a shareholder can at any time elect to receive print reports in the future, and provide instructions describing how a shareholder may make that election).

Prospectus Summary – Who May Want to Invest, pages 1-2

11. Please disclose as an additional bullet point that the Fund may be appropriate for investors who are seeking a 15-year term.

Portfolio Contents, pages 2-3

12. Please define "effective leverage."

Prospectus Summary – Fifteen-Year Term; Eligible Tender Offer, pages 5-8

13. We note your statement that tendering shareholders will receive an amount of consideration equal to NAV as of a date following the expiration date of the Eligible Tender Offer. We also note your statement that an Eligible Tender Offer would be made in accordance with Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934. Schedule TO requires an offeror to disclose the amount of consideration in the tender offer materials, and Rule 13e-4(f)(2) and Rule 14e-1(b) require a tender offer to remain open for ten business days following a change in consideration. Please tell us how setting the amount of consideration after expiration of the Eligible Tender Offer is in accordance with these rules.

Prospectus Summary – Leverage, pages 8-9

14. The prospectus states that the Fund's investment policies are not designed to return to Common Shareholders their original NAV or purchase price. If that is true, please revise the statement that the adviser may increase or decrease the amount of leverage based on, among other things, the remaining time until the Fund's Stated Termination Date. Please make any corresponding changes to the disclosure on pages 12 and 46 discussing Leverage Risk.

Distributions, pages 9-10

15. The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time, subject to a finding by the Fund's Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders. Please indicate in the disclosure whether any such change would be made following notice to Common Shareholders. Please make corresponding changes elsewhere in the prospectus.

Prospectus Summary – Special Risk Considerations, pages 12-24

16. Please provide the principal risk disclosure in order of relevance regarding how the Fund invests (*e.g.*, risks relating to investments in municipal securities should be prioritized over investment and market risk). *See* Dalia Blass Keynote Address - ICI Securities Law Developments Conference on Oct. 25, 2018, https://www.sec.gov/news/speech/speech-blass-102518.

17. Please update the cross-reference "Security Level Risks" to "Portfolio Level Risks," and the cross-reference "Municipal Securities Risk" to "Municipal Securities Market Risk," throughout the prospectus.

18. Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which the Fund may principally invest (*e.g.*, financial futures contracts, options on financial futures, and options on swap contracts).

19. Please update the Recent Market Conditions risk disclosure (*e.g.*, the Federal Reserve's end to quantitative easing, ongoing support of financial markets by the United States government and the Federal Reserve, etc.).

20. Please provide risk disclosure on how the transition from the London Interbank Offered Rate ("LIBOR") could affect the Fund's investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Summary of Fund Expenses, pages 25-26

21. Please confirm that the "Offering Expenses Borne by You" line item includes all expenses associated with the offering of Preferred Shares.

The Fund's Investments – Investment Policies, pages 29-30

22. Please describe any criteria as to maturity or duration that the Fund might use with respect to its investments in municipal securities.

Portfolio Composition and Other Information – Municipal Securities, pages 33-37

23. The municipal securities in which the Fund will invest are generally issued by states, cities, and local authorities and certain possessions and territories of the United States, such as Puerto Rico and Guam. If the Fund will have significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. *See* IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Portfolio Composition and Other Information – Derivatives – Risks Associated with Swap Transactions, page 40

24.   Please define "economic leverage."

Portfolio Composition and Other Information – Asset Segregation, pages 41-42

25.   Please disclose that if the Fund sells or writes credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). *See also* additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Leverage, pages 42-45

26.   The third paragraph on page 44 states that "senior securities representing indebtedness" include other derivative investments or transactions to the extent the Fund has not fully covered, segregated, or earmarked cash or liquid assets having a *market value* at least equal to its future obligation under such instruments. Please revise this statement as coverage requirements can vary (*e.g.*, notional value rather than market value) depending on the derivative instrument.

Risks – Fund Level Risks – Market Discount from Net Asset Value and Expected Reductions in Net Asset Value, page 46

27.   The Fund does not impose a sales load. Accordingly, please revise the disclosure that states that the Fund's proceeds will be reduced by 1.25%, which represents the amount of the sales load as a percentage of the offering price, and that the Fund's NAV will be equal to $9.875.

   Similarly, please revise the statement that the Fund's NAV will be further reduced by the amount of offering expenses paid by the Fund, as the Fund's adviser has agreed to pay the Fund's offering costs.

Risks – Portfolio Level Risks – Defaulted and Distressed Securities Risk, page 52

28.   As a principal investment policy, the Fund may invest up to 10% in defaulted securities or in the securities of an issuer that is in bankruptcy or insolvency proceedings. Please reconcile this with the risk disclosure stating that the Fund may not invest in any securities of an issuer that is in default or that is in bankruptcy or insolvency proceedings.

Risks – Other Investment Companies Risk, page 61

29.   The Other Investment Companies Risk discussion explains that the Fund may be indirectly exposed to leverage when investing in other investment companies. Please also disclose other risks relating to investing in other investment companies, including exchange-traded

funds ("ETFs") (*e.g.*, the Fund bears a pro rata portion of the expenses of underlying funds, including advisory fees, which are in addition to the Fund's direct expenses; an ETF that is based on a specific index may not be able to replicate and maintain the index composition; ETFs incur certain expenses not incurred by the index; the market value of ETFs and closed-end funds may differ from their net asset value; etc.).

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies – Other Policies, page 4

30.   Please remove the statement regarding the Fund's policy of investing at least 80% of its Assets in securities that are rated below investment grade, as this is not an investment policy of the Fund.

Investment Restrictions, pages 8-9

31.   Page 9 of the SAI states that for the purpose of applying the Fund's concentration policy, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived *solely* from a specific project (emphasis added). Please revise this statement to make clear that the Fund will include in its concentration policy municipal securities backed *principally* from the assets and revenues of non-governmental users.

Portfolio Composition and Other Information – Municipal Securities, pages 10-11

32.   In the first paragraph, please define "financial leverage."

Portfolio Composition and Other Information – Hedging Strategies and Other uses of Derivatives – Swap Transactions, page 12

33.   The SAI states that the Fund's obligation under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by the adviser. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by "accrued," as the coverage amount should be the full amount of unpaid past and future payment obligations. *See Investment Company Act Release No. 10666 (Apr. 18, 1979).*

Portfolio Composition and Other Information - Other Investment Companies, page 17

34.   The last sentence of the first paragraph states that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy. Please include this disclosure when discussing the Fund's concentration policy in the Investment Restrictions section of the SAI.

Tax Matters - Sale, Exchange or Liquidation of Fund Shares, page 54

35. As noted in the prospectus, the Fund's investment policies are not designed to return to Common Shareholders their original NAV or purchase price. Accordingly, please revise the disclosure in the second paragraph stating that the Fund currently intends to set aside and retain in its net assets a portion of its net investment income in seeking to achieve its investment objective to return Original NAV to shareholders upon termination.

PART C

36. Please confirm supplementally that the Fund will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 (the "Securities Act") the final versions of the agreements filed as "form of" exhibits to the registration statement.

*   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: William Kotapish
     Sally Samuel